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                                   FORM 6-K/A

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        Report of Foreign Private Issuer
                      Pursuant to Rule 12a-16 or 15d 16 of
                       the Securities Exchange Act of 1934

                 Amendment No.1 to the Report on Form 6-k Filed
               For the Quarters Ending March 31 and June 30, 1997


                         Commission File Number: 0-2918

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                          ARAMEX INTERNATIONAL LIMITED
             (Exact Name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                          2 Badr Shaker Alsayyab Street
                            Um Uthayna, Amman, Jordan
                    (Address and principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes_____         No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________ .


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                                   FORM 6-K/A


STATEMENT


         In conection with the Registrant's Report on Form 6-K for the Quarters ending March 31 and June 30, 1997 filed on September 12, 1997 (the "Form 6-K"), gross profit for the Registrant's operations for the three months ending June 30, 1997, as reported in the Comparative Income Statement contained in Exhibit 99.2, should read 5,750 (in thousands of U.S. Dollars), rather than 5,760 (in thousands of U.S. Dollars). Included in this filing is a restated Exhibit 99.2, replacing in its entirety the original Exhibit 99.2 filed with the Form 6-K and correcting the typographical error contained in the original exhibit.




EXHIBITS

99.2 Press release announcing the Company's results for the three months ending June 30, 1997 (replacing in its entirety Exhibit 99.2 filed on September 12, 1997).

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ARAMEX INTERNATIONAL LIMITED




Date:    September 16, 1997                 By:  /s/ William S. Kingson
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                                                 William S. Kingson
                                                 Chairman of the Board







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